PUBLIC POWER CORPORATION S.A.
30, Chalkok[redacted]
10432 ATHE
Greece

07028301

SEC MAIL PROCESSING
RECEIVED
NOV 19 2007
WASH. D.C. SECTION

BY COURIER

No/Date : ΓΡΔ/ 652/14.11.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

Enclosure
- An Announcement

dw 12/3

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC SA announces that the presentation to the analysts of the Company's Strategic Plan and the 9M 2007 financial results, will take place on Wednesday, November 21, 2007 at 14:30, at the HILTON Athens Hotel (Terpsichore hall).

The participation in this event may take place and via a Conference call to the following dial-in numbers:

Greece: +30 211 180 2000
UK: +44 (0)800 3769 250
USA: +1(1) 866 288 9315

All attendees (for the presentation at the HILTON Hotel) please register prior to the event at the following e-mail: m.onasoglou@dei.com.gr.

Athens, November 14, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1-650/13.11.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC's Board of Directors at its meeting on November 13, 2007, decided to apply for generation licenses to the Regulator (RAE) and the Ministry of Development for the following generation plants:

- an 800MW natural-gas fired unit to be installed in Megalopolis
- a 450MW lignite-fired unit to be installed in Meliti
- a 450MW lignite-fired unit using fluidized bed technology, to be installed in Kozani-Ptolemaida
- a 700-800MW hard-coal-fired unit to be installed in Aliveri
- a 700-800MW hard-coal-fired unit to be installed in Larymna

It was also decided the relocation of the villages Pontokomi and Mavropigi so that the land with lignite deposits can be acquired by PPC.

PPC's Board of Directors decided today to initiate the procedures for the introduction of natural gas in the island of Crete following the agreed upon with DESFA S.A. (Hellenic Gas Transmission System Operator) development of an LNG terminal in Korakia and gas pipelines infrastructure.
PPC will build 2X250MW combined cycle units near the terminal and will transfer there 3 existing GTs from the Linoperamata Power Station.
The generating units of the Chania Power Station shall be converted to natural gas firing and a combined cycle unit will be built using two open cycle GTs of the Station.
The Linoperamata Power Station will be put out of operation by 2014 while upon completion of the gas pipelines to the Atherinolakos power plant by 2016 the units operating there will be converted also to natural gas firing.
For the supply of the power plants of the island with natural gas PPC's Board of Directors decided to examine all available options.

PPC's Board of Directors decided the elaboration of studies to investigate the feasibility of the restructuring of the Company and the continuation of the consultation based on the proposal of the Company and the employees' federation GFE/PPC & SEE (GENOP) and the studies, that will be completed within a period of 6 months.

This investment program, estimated at more than €4 billion, is the largest one ever approved.

Athens, November 13, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1-649/13.11.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC S.A. denies a report according to which PPC intends to award RWE with a majority stake in 2000MW of PPC generation plant replacement program.

The report refers to a proposal made by RWE for the provision of consulting services (owner's engineer) for the tendering process of the new generation plants replacement program. Such a proposal obviously and under no circumstances does it alters the ownership status of our generation plants, which will remain under the full, 100%, ownership of PPC.

Athens, November 13, 2007

END